

February 28, 2012

Via E-mail
Mark O. Eisele
Chief Financial Officer
Applied Industrial Technologies, Inc.
1 Applied Plaza
Cleveland, Ohio 44115

      Re: **Applied Industrial Technologies, Inc.**
                 Form 10-K for Fiscal Year Ended June 30, 2011
                 Filed August 17, 2011
                 Response filed February 22, 2012
                 File No. 1-2299

Dear Mr. Eisele:

      We have reviewed your response letter filed February 22, 2012, and have the following additional comment. In this comment, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to this comment, we may have additional comments.

Exhibit 13
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 5

1. We note your responses to comments 2 and 3 in our letter dated February 8, 2012, in which you agreed to improve upon your quantitative and qualitative analyses of the line items comprising income from continuing operations. As part of the draft disclosure provided in comment 2, you include the phrase, "[b]esides overall improvements in the point-of-sale gross profit margins." In future filings, please expand upon this phrase to provide investors with an understanding of what the improvements in the point-of-sale gross profit margins were and how these improvements impacted your gross profit margins and are expected to impact your gross profit margins going forward. With regard to the draft disclosure provided for operating income as a percentage of sales at the segment level, please ensure you are quantifying the impact the factors disclosed had to the margins. Specifically, please quantify the impact controlling SD&A and improved gross profit margins had on operating income as

a percentage of sales for both segments. Please also provide a discussion and analysis of the factors, positive and negative, contributing to both segments' improved gross profit margins.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief